EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REITERATES ITS COMMITMENT TO PROVIDING EXCEPTIONAL ACCESS TO

ITS BRANDED PITAVASTATIN (ZYPITAMAG) TO PEOPLE LIVING WITH HIV

WINNIPEG, CANADA – (August 29, 2023) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, reaffirms its commitment to providing affordable and straightforward access to its branded pitavastatin, ZYPITAMAG®, to people living with HIV through two important channels: its pharmacy subsidiary Marley Drug® and through the AIDS Drug Assistance Program (ADAP) Crisis Task Force formulary. Access to branded medications can be challenging, however Medicure recognizes that access to pitavastatin is more important than ever in light of the recently published REPREIVE study (Randomized Trial to Prevent Vascular Events in HIV)1, which reported the benefits of pitavastatin for people living with HIV who are at increased risk of developing heart and vascular diseases. The effect of ZYPITAMAG on cardiovascular morbidity and mortality has not been determined.

The progressive advancements in antiretroviral therapy have significantly enhanced the life expectancy in individuals with HIV, leading to a surge in age- and therapy-related co-morbidities2,3. It is now recognized that people living with HIV have an escalated risk of heart and vascular diseases, and the treatment of primary hyperlipidemia or mixed dyslipidemia with pitavastatin may be beneficial3.

Unlike most statins, pitavastatin (ZYPITAMAG) is minimally metabolized by the CYP450 family of enzymes, reducing the likelihood of certain drug-drug interactions4. This makes pitavastatin particularly suitable for patients taking multiple medications, such as those living with HIV2-5.

"I am pleased to emphasize Medicure's steadfast commitment to making ZYPITAMAG both accessible and affordable for those who may benefit from it, especially persons living with HIV. Our collaboration with the ADAP Crisis Task Force over the past years further reflects our dedication to affordability and accessibility, ensuring that this vital medication is within reach of those who need it. Also through our subsidiary Marley Drug, we can offer ZYPITAMAG at an affordable cash price to all Americans, without the need for insurance, prior authorizations or step through therapy," said Dr. Albert Friesen, Chief Executive Officer for Medicure.

The ADAP Crisis Task Force continues to negotiate drug prices for all ADAP formularies, providing essential HIV treatment to low-income, uninsured, and underinsured individuals across the U.S. Medicure's engagement with the Task Force amplifies its mission to offer effective and reasonably priced statin therapy to those who may benefit significantly.

Please refer to Important Safety Information below and the full Prescribing Information for ZYPITAMAG (pitavastatin) tablets.

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Important Safety Information for ZYPITAMAG® (pitavastatin) tablets

Indications & Usage

ZYPITAMAG is indicated as an adjunctive therapy to diet in adult patients with primary hyperlipidemia or mixed dyslipidemia to reduce elevated total cholesterol (TC), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), triglycerides (TG), and to increase high-density lipoprotein cholesterol (HDL-C). Limitations of Use: The effect of ZYPITAMAG on cardiovascular morbidity and mortality has not been determined.

Contraindications: ZYPITAMAG is contraindicated in patients with a known hypersensitivity to product components, in patients with active liver disease (which may include unexplained persistent elevations in hepatic transaminase levels), in women who are pregnant or may become pregnant, in nursing mothers, or in co-administration with cyclosporine.

Warnings & Precautions

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Myopathy and Rhabdomyolysis: Risk factors include age 65 and greater, renal impairment, inadequately treated hypothyroidism, concomitant use of certain drugs, and higher doses of ZYPITAMAG. ZYPITAMAG is contraindicated in patients taking cyclosporine and not recommended in patients taking gemfibrozil. The following drugs when used concomitantly with ZYPITAMAG may also increase the risk of myopathy and rhabdomyolysis: lipid-modifying dosages of niacin (>1 g/day), fibrates, and colchicine. Discontinue ZYPITAMAG if markedly elevated CK levels occur or myopathy is diagnosed or suspected. Temporarily discontinue ZYPITAMAG in patients experiencing an acute or serious condition at high risk of developing renal failure secondary to rhabdomyolysis; e.g., sepsis; shock; severe hypovolemia; major surgery; trauma; severe metabolic, endocrine, or electrolyte disorders; or uncontrolled epilepsy. Inform patients of the risk of myopathy and rhabdomyolysis when starting or increasing the ZYPITAMAG dosage. Instruct patients to promptly report any unexplained muscle pain, tenderness or weakness particularly if accompanied by malaise or fever.

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Immune-Mediated Necrotizing Myopathy (IMNM): There have been rare reports of IMNM, an autoimmune myopathy, associated with statin use. IMNM is characterized by: proximal muscle weakness and elevated serum creatine kinase, which persist despite discontinuation of statin treatment; positive anti-HMG CoA reductase antibody; muscle biopsy showing necrotizing myopathy; and improvement with immunosuppressive agents.

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Hepatic Dysfunction: Increases in serum transaminases can occur. Rare postmarketing reports of fatal and non-fatal hepatic failure have occurred. Consider liver enzyme testing before initiating therapy and as clinically indicated thereafter. If serious hepatic injury with clinical symptoms and/or hyperbilirubinemia or jaundice occurs, promptly discontinue ZYPITAMAG.

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Increases in HbA1c and Fasting Serum Glucose Levels: Increases of each have been reported with statins, including ZYPITAMAG. Optimize lifestyle measures, including regular exercise, maintaining a healthy body weight, and making healthy food choices.

Adverse Reactions: The most frequent adverse reactions (rate ≥ 2%) are myalgia, back pain, diarrhea, constipation and pain in extremity.  This is not a complete list of all reported adverse events.

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For additional information, refer to full Prescribing Information.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.FDA.gov/medwatch or call 1-800-FDA-1088.

References

1 Grinspoon SK et al. N Engl J Med. 2023;389:687-699

2 Smit M et al. Lancet Infect Dis. 2015;15(7):810-818

3 Feinstein MJ et al. Circulation. 2019;Jun 3:CIR0000000000000695

4 FDA Drug Safety Communication: Interactions between certain HIV or hepatitis C drugs and cholesterol-lowering statin drugs can increase the risk of muscle injury. https://www.fda.gov/drugs/drug-safety-and-availability/fda-drug-safety-communication-interactions-between-certain-hiv-or-hepatitis-c-drugs-and-cholesterol. Accessed May 9, 2019

5 Jacobson TA et al. J Clin Lipid. 2016;10(1):211-227

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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